

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 2, 2010

Michael W. Zima
Chief Financial Officer
NeoMedia Technologies, Inc.
Two Concourse Parkway, Suite 500
Atlanta, GA, 30328

> Re: NeoMedia Technologies, Inc.
>   Preliminary Revised Proxy Statement on Schedule 14A
>   Filed February 25, 2010
>   File No. 000-21743

Dear Mr. Zima:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: 305.358.7095
       John Owens, Esq.
       K&L Gates LLP